July 13, 2006
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IntercontinentalExchange, Inc.
Registration No. 333-135060
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between July 5, 2006 and the date hereof 15,868 copies of the Preliminary Prospectus dated July 5, 2006 were distributed as follows: 13,264 to 7 prospective underwriters; 2,258 to 2,258 institutional investors; 335 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 1 to 1 other.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00pm on July 17, 2006 or as soon thereafter as practicable.
Very truly yours,
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
UBS Securities LLC
William Blair & Company L.L.C.
Sandler O’Neill & Partners, L.P.
SG Americas Securities, LLC
As Representatives of the
Prospective Underwriters
By:   /s/ Goldman, Sachs & Co.
           (Goldman, Sachs & Co.)